



C M

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2006 WASH. D.C. 192

06004721

SECURI...ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
hours per response......	12.00

SEC FILE NUMBER
8- 52844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSOPHIA COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EXECUTIVE DRIVE, SUITE 225

(No. and Street)

FORT LEE	NJ	07024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEN YAMASHITA   (201) 346-6411

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC

(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, KEN YAMASHITA , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TRANSOPHIA COMPANY, LLC , as

of DECEMBER 31 , 20 05 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

MANAGING MEMBER

Title

Notary Public

KIMBERLY A. TORCHIA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/13/2010

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSOPHIA COMPANY, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Brace & Sussman, PLLC
Certified Public Accountants
12 Parmenter Road
Londonderry, NH 03053

Independent Auditor's Report

To the Members' of
TranSophia Company, L.L.C.
Fort Lee, NJ

We have audited the accompanying statement of financial condition of TranSophia Company, L.L.C., (the Company) as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TranSophia Company, L.L.C., as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2006

TRANSOPHIA COMPANY, L.L.C

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 34,171
Prepaid expenses	4,472
Deposits	7,084
Furniture and equipment, at cost, less accumulated depreciation of $8,327	1,728
Total assets	$ 47,455

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 3,361
Members' equity	44,094
Total liabilities and members' equity	$ 47,455

TRANSOPHIA COMPANY, L.L.C

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Fee income	$	76,500
Other income		21,500
		98,000
Expenses:		
Communications	$	4,402
Legal and professional fees		16,113
Occupancy		28,977
Guaranteed payments to members		28,194
Other expenses		22,220
		99,906
Net income (loss)	$	(1,906)

TRANSOPHIA COMPANY, L.L.C

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Members' equity at beginning of year	$ 24,000
Net income (loss)	(1,906)
Members' contributions	22,000
Members' equity at end of year	$ 44,094

TRANSOPHIA COMPANY, L.L.C

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (1,906)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	$ 1,448	
(Increase) decrease in operating assets:		
Decrease in deposits	870	
Increase in prepaid expenses	(4,062)	
Increase (decrease) in operating liabilities:		
Decrease in accounts payable, accrued expenses	(1,975)	
Total adjustments		(3,719)
Net cash used by operating activities		(5,625)
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Members' contributions		22,000
Net increase in cash		16,375
Cash at beginning of the year		17,796
Cash at end of the year		$ 34,171

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 24
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

TRANSOPHIA COMPANY, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1-   SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on August 23, 1999 as a New Jersey limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The term of this Company is 30 years from the date of organization. As a limited liability company the members' liability is limited to their investment. It was formed for the purpose of engaging in the marketing of limited partnership interests (and other securities) of both domestic and offshore hedge funds and other pooled investment vehicles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended December 31, 2005, depreciation expense was $1,449.

NOTE 2-   NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $30,810 at December 31, 2005, which exceeded required net capital of $5,000 by $25,810. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 10.9%.

NOTE 3-   INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4-   COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all noncancelable operating leases for the next two years is as follows:

2006	$27,697
2007	13,849
Total	$41,546

Rent expense for the office space for the fiscal year 2005 was $26,140.

NOTE 5-   RELATED PARTY TRANSACTIONS

The Company subleases part of its office space to TranSophia Management Company, LLC, a sister company. Rental income from this related party was $21,500 in 2005. There were no amounts due as of 12/31/05 from this related party.

TRANSOPHIA COMPANY, L.L.C.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005

TRANSOPHIA COMPANY, L.L.C

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total ownership equity from statement of financial condition	$	44,094
Total nonallowable assets from statement of financial condition		13,284
Net capital before haircuts on securities positions		30,810
Haircuts on securities		-
Net capital	$	30,810
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	3,361
Total aggregate indebtedness	$	3,361
Percentage of aggregate indebtedness to net capital		10.9%
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of A.I.)	$	224
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	25,810
Excess net capital at 1000%	$	30,474

TRANSOPHIA COMPANY, L.L.C

RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2005

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2005	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2005
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 44,908	$ (814)	$ 44,094
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	10,261	3,023	13,284
Haircuts on securities	-	-	-
Total deductions	10,261	3,023	13,284
Net capital	$ 34,647	$ (3,837)	$ 30,810

SCHEDULE II

TRANSOPHIA COMPANY, L.L.C.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Brace & Sussman, PLLC
Certified Public Accountants
12 Parmenter Road
Londonderry, NH 03053

**Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5**

Members' of
TranSophia Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of TranSophia Company, L.L.C., (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Transophia Company, LLC for the year ended December 31, 2005 and this report does not effect our report thereon dated February 15, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2006

Brace & Sussman, PLLC
Certified Public Accountants